SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                        Commission File Number: 000-22814
                                                ---------

      (Check one)

      [ ] Form 10-K and Form 10-KSB [ ] Form 11-K
      [ ]        Form 20-F
      [x]        Form 10-Q and Form 10-QSB
      [ ]        Form N-SAR

      For the period ended November 30, 2005

      [ ]        Transition Report on Form 10-K and Form 10-KSB
      [ ]        Transition Report on Form 20-F
      [ ]        Transition Report on Form 11-K
      [ ]        Transition Report on Form 10-Q and Form 10-QSB
      [ ]        Transition Report on Form N-SAR

      For the transition period ended   ______________________

                           -----------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:

                                     PART I

                             REGISTRANT INFORMATION

      Full name of registrant:              Insynq, Inc.

      Former name if applicable:    ______________________________

      Address of principal executive office:1127 Broadway Plaza #202

      City, State and Zip Code:             Tacoma, WA  98402


                                     PART II

                             RULE 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

      (Check appropriate box.)

     [X](a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X](b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant's annual report on Form 10-QSB will not be filed within the prescribed time period due to a recent change in the registrant's independent auditors and to the necessary transition time. The financial statements required to be prepared by the Registrant's internal accountants will not be completed and made available to the Registrant in time for the annual report to be filed in a timely manner. The Registrant expects to complete its audit and file its 10-QSB report within five days after the filing deadline.


                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

             John P. Gorst          (253)                      722-5611
             -------------          -----                     ---------

             (Name) (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X]  YES  [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [  ]  YES  [X]  No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



      Exhibits

      None

                                  Insynq, Inc.

                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date: January 12, 2006                   By: /s/ John P. Gorst
                                                 -------------------
                                                 John P. Gorst
                                                 Chief Executive Officer